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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC 106

08027885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39659

RECD S.E.C.
FEB 29 2008
503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

336 South Congress Avenue, Suite 200
(No. and Street)

Austin (City) Texas (State) 78704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 Courtyard West, Suite 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel F. Thornhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Thornhill Securities, Inc.**, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Gabe Thornhill
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

THORNHILL SECURITIES, INC.

Financial Statements and Supplemental Schedule

December 31, 2007

(With Independent Auditor's Report Thereon)

THORNHILL SECURITIES, INC.

Index to Financial Statements and Supplemental Schedule

December 31, 2007

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Thornhill Securities, Inc.:

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. as of December 31, 2007, and the related statements of operations, shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornhill Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2008

THORNHILL SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	261,440
Securities owned		13,738
Clearing deposit		100,000
Prepaid expenses		13,929
Federal income tax receivable		17,500
Receivable from broker dealer		6,311
Fixed assets, net		635
Total assets	$	413,553

Liabilities and Shareholders' Equity

Liabilities:		
Accrued expenses	$	13,098
Accounts payable		2,862
Total liabilities		15,960
Shareholders' equity		
Common stock $0.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding		300
Additional paid in capital		78,290
Retained earnings		319,003
Total shareholders' equity		397,593
Total liabilities and shareholder's equity	$	413,553

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2007

Revenues		
Brokerage revenues	$	508,916
Interest and other		52,569
Total revenues		561,485
Expenses		
Commissions, employee compensation and benefits		445,162
Clearing fees		54,909
Office and equipment lease		52,481
Communications and exchanges		23,827
Depreciation		3,672
Other		62,396
Total expenses		642,447
Loss before income tax benefit		(80,962)
Income tax benefit		(15,668)
Net loss	$	(65,294)

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.
Statement of Shareholders' Equity
For the Year Ended December 31, 2007

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2007	30,000	$ 300	78,290	384,297	462,887
Net loss	-	-	-	(65,294)	(65,294)
Balances at December 31, 2007	30,000	$ 300	78,290	319,003	$ 397,593

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(65,294)
Adjustments to reconcile net income to net cash used by operating adtivities:		
Depreciation expense		3,672
Changes in assets and liablitlies:		
Securities owned		1,755
Receivable from broker dealer		(2,091)
Prepaid expenses		7,075
Federal income tax receivable		(17,500)
Net change in securities owned		39,218
State taxes payable		650
Accounts payable and accrued expenses		2,599
Net cash used by operating activities		(29,916)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(29,916)
Cash and equivalents at beginning of year		291,356
Cash and equivalents at end of year	$	261,440
Supplemental disclosures of cash flow information		
Cash paid for income taxes	$	37
Cash paid for interest	$	189

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.
Notes to the Financial Statements
December 31, 2007

Note 1- Description of Business

Thornhill Securities, Inc. (Company) is a majority-owned subsidiary of Austin Trust Company (Parent). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commissions revenues and expenses are recorded on the trade date basis.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

Income Taxes

Differences in the recognition of revenues and expenses for tax and financial statement purposes and differences in the amount which would result from applying the statutory tax rates to income before provision for income taxes and income tax expense are not significant.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2- Summary of Significant Accounting Policies (continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Note 3- Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital, aggregate indebtedness and net capital requirements of $360,256, $15,960 and $50,000, respectively. The Company's net capital ratio was .04 to 1.

Note 4- Related Party Transactions

During February 1990, 51% of the outstanding shares of the Company were purchased by its Parent at an amount approximating book value. Its Parent uses the Company for its trading activities. Total commission revenue to the Company generated from trades made from its Parent and its officers totaled $56,003 in 2007.

The Company leases office space and shares a phone system with its Parent. As a result, the Company has allocated a portion of its Parent's occupancy and general and administrative expense based on approximate usage. In 2007, the Company made payments of $52,170. The Company had a payable to the Parent in the amount of $1,382 at December 31, 2007.

Note 5- 401(k) Plan

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions and are currently matched 50% by the Company up to a maximum of $1,000 per employee. The contributions vest to the employee over a six-year period. The Company made matching contributions of $1,840 during 2007.

Note 6- Fixed Assets

Fixed assets consisted of the following at December 31, 2007:

Furniture and fixtures	$ 23,972
Equipment and computers	23,805
	47,777
Less: accumulated depreciation	(47,142)
	$ 635

Depreciation expense totaled $3,672 for the year ended December 31, 2007.

Note 7- Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's parent. Rental expense for these leases was $52,481 for the year ended December 31, 2007. Both leases expire during 2008.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2007, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

Note 8 – Income Taxes

Federal and state income tax benefit for the year ending December 31, 2007 totaled $15,668 as follows:

Federal income tax (benefit)	$ (17,500)
State income tax	1,832
Total income tax (benefit)	$ (15,668)

There were no significant temporary differences that give rise to deferred tax assets or liabilities as of December 31, 2007.

Note 8 – Income Taxes (continued)

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended December 31, 2007 is as follows:

Tax benefit at Federal Statutory rate of 34%	$	(27,527)
Permanent difference- Meals		435
Permanent difference- life insurance premium		5,281
Rate differential and other items		4,311
State income tax, net of Federal benefit		1,832
Income tax benefit	$	(15,668)

Schedule I

THORNHILL SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Total shareholders' equity qualified for net capital	$	397,593
Deductions and/or charges		
Non-allowable assets and related liabilities:		
Prepaid expenses		(13,929)
Federal income tax receivable		(17,500)
Fixed assets, net		(635)
Total deductions and/or charges		(32,064)
Net capital before haircuts on securities		365,529
Less:		
Haircuts on securities		905
Haircuts on money market funds		4,368
Total net capital	$	360,256
Aggregate indebtedness		
Taxes payable	$	1,650
Accounts payable and accrued expenses		14,310
Total aggregate indebtedness	$	15,960
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	310,256
Ratio of aggregate indebtedness to net capital		.04 to 1

Reconciliation with Company's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2007)

Net capital, as reported in the Corporation's Part II (unaudited) Focus report filed with the NASD on January 23, 2007	$	356,043
Audit adjustments:		
Net effect of audit adjustments on net income		17,500
Additional assets noted as unallowable from client adjustments		(13,287)
Net capital per audit	$	360,256

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Shareholders of Thornhill Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Thornhill Securities, Inc. (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5918 W. Courtyard, Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL AUSTIN · HOUSTON · ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

PMB Helin Donovan

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2008

END